EXHIBIT 99.2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP Chartered Accountants P.O. Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K IG8 Telephone + 1 416 863 1133 Facsimile + 1 416 365 8215

February 1, 2005

Alberta Securities Commission
4th Floor, 300-5th Av. SW
Calgary, AB UP 3C4

Dear Sirs:

We have read the statements made by Astris Energi Inc. in the attached copy of Change of Auditor Notice dated January 31, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated January 31, 2005.

Yours very truly,

PricewaterhouseCoopers LLP
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower,
Suite 3000 Toronto Dominion Centre Toronto,
Ontario Canada M5K 1G8
Telephone+l 416 863 1133
Facsimile +1 416 365 821